UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SCIENCE 37 HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Stock Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

808644108

(CUSIP Number of Class of Securities)

Christine Pellizzari

Chief Legal and Human Resources Officer

Science 37 Holdings, Inc.

800 Park Offices Drive, Suite 3606

Research Triangle Park, NC 27709

(984) 377-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer (the “Exchange Offer”) by Science 37 Holdings, Inc., a Delaware corporation (the “Company”), to provide Eligible Participants (as defined below) with the opportunity to exchange outstanding Eligible Options (as defined below) for a lesser number of RSUs (as defined below), upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Restricted Stock Units, dated April 3, 2023 (the “Offer to Exchange”), including the Offering Memorandum beginning on page 19 thereof (the “Offering Memorandum”), and the Election Form on the Exchange Offer website, attached hereto as Exhibits (a)(1)(A) and (a)(1)(C), respectively, the other exhibits hereto, and other related materials as may be amended or supplemented from time to time.

These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet – Overview” and “Summary Term Sheet – Questions and Answers” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The Company is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 800 Park Offices Drive, Suite 3606, Research Triangle Park, North Carolina 27709 and the telephone number of its principal executive offices is (984) 377-3737.

(b) Securities. The subject securities are outstanding stock options (including both non-qualified stock options and incentive stock options) to purchase shares of the Company’s common stock, par value $0.0001 per share (“common stock”), issued under the 2015 Stock Plan (the “2015 Plan”) or the 2021 Incentive Award Plan (the “2021 Plan” and, together with the 2015 Plan, the “Plans”), whether such stock option is vested or unvested, that: (i) are held by an Eligible Participant (as defined below) on the date the Exchange Offer commences and through the Expiration Time; (ii) were granted between June 2021 and March 2022; and (iii) have a per share exercise price greater than or equal to $9.06 (the “Eligible Options,” and each an “Eligible Option”). For the purposes of clarity, only unexercised stock options are considered to be outstanding.

An “Eligible Participant” refers to any person who: (i) on the date the Exchange Offer commences, is a current executive officer (“Executive”), a current employee other than an Executive (“Employee”), or an eligible current consultant (“Consultant” and, together with Employees, “Service Providers”) of the Company or any of its wholly owned subsidiaries and has not submitted a notice of resignation or termination or been notified by the Company or such subsidiary that their employment or service is being terminated; (ii) at 11:59 p.m. Eastern Time on April 28, 2023 (as such time may be extended, the “Expiration Time”), continues to be an Executive or Service Provider of the Company or any of its wholly owned subsidiaries and has not submitted a notice of resignation or termination or been notified by the Company or such subsidiary that their employment or service is being terminated; (iii) is not serving as a non-employee director on the Company’s Board of Directors and resides in the United States; and (iv) holds at least two (2) Eligible Options, if the participant is a Service Provider, and at least two and one-half (2.5) Eligible Options, if the participant is an Executive.

Any Eligible Participant who is on an authorized leave of absence is eligible to participate in the Exchange Offer. A leave of absence is considered “authorized” if it was approved in accordance with the Company’s policies.

Eligible Options tendered in the Exchange Offer will be exchanged for a lesser number of RSUs. As of March 27, 2023, there were 12,618,645 Eligible Options outstanding.

One restricted stock unit (“RSU”) will be granted in exchange for (i) two (2) Eligible Options held by a Service Provider and (ii) two and one-half (2.5) Eligible Options held by an Executive. The number of RSUs will be rounded down to the nearest whole share on a grant-by-grant basis. Fractional RSUs will not be granted in the Exchange Offer. An RSU represents a contingent right to receive one share of the Company’s common stock on future dates when the RSU vests, without requiring payment of any exercise price. Each RSU issued in the Exchange Offer will be granted under the 2021 Plan, subject to an award agreement between the recipient and the Company. One-third of the RSUs will vest on each of the first, second and third anniversaries of the grant date—which grant date will be promptly following the Expiration Time—subject to the holder remaining in continuous service with the Company (or its subsidiaries or affiliates) on each applicable vesting date. Service Providers may not tender less than two (2) Eligible Options, and Executives may not tender less than two and one-half (2.5) Eligible Options. The actual number of RSUs to be granted in the Exchange Offer will depend on the number of Eligible Options that are exchanged.

The information set forth in the Offer to Exchange under “Summary Term Sheet – Overview,” “Summary Term Sheet – Questions and Answers,” and the Offering Memorandum Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of RSUs”) and Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Offering Memorandum Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under the Offering Memorandum Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet – Overview,” “Summary Term Sheet – Questions and Answers,” and Offering Memorandum Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 2 (“Purpose of the Exchange Offer; Additional Considerations”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of RSUs”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Us; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material Income Tax Consequences”), Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) and Section 14 (“Consideration; Fees and Expenses”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under Offering Memorandum Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Offering Memorandum Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(7) also contain information regarding agreements relating to securities of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under Offering Memorandum Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Offering Memorandum Section 5 (“Acceptance of Eligible Options for Exchange; Grant of RSUs”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Offering Memorandum Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under Offering Memorandum Section 14 (“Consideration; Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Offering Memorandum Section 6 (“Conditions of the Exchange Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Offering Memorandum Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Offering Memorandum Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. The financial information set forth in the Offer to Exchange under Offering Memorandum Section 8 (“Information Concerning Us; Financial Information”), including Schedule A, and Section 15 (“Additional Information”) of the Offer to Exchange is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 is available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements, and Legal Proceedings. The information set forth in the Offer to Exchange under Offering Memorandum Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) and Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(c) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for Restricted Stock Units, dated April 3, 2023.
(a)(1)(B)	Form of Announcement Email to Eligible Participants.
(a)(1)(C)	Election Form on the Exchange Offer Website.
(a)(1)(D)	Form of Confirmation Email.
(a)(1)(E)	Form of Reminder Email.
(a)(1)(F)	Form of Final Reminder Email.
(a)(1)(G)	Form of Notice of Expiration of Exchange Offer Email.
(a)(1)(H)	Screenshots from the Exchange Offer Website.
(a)(1)(I)	Informational Presentation to Eligible Participants.
(a)(1)(J)	Script of the Option Exchange Presentation to Eligible Participants.
(a)(1)(K)	Exchange Offer FAQs.
(a)(1)(L)	Form of Restricted Stock Unit Agreement under the 2021 Incentive Award Plan.
(a)(5)	Science 37 Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2022 (filed on March 6, 2023 and incorporated herein by reference).
(b)	Not applicable.
(d)(1)	Science 37, Inc. 2015 Stock Plan (incorporated herein by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-8 (File No. 333-262610) filed on February 10, 2022).
(d)(2)	Form of Option Agreement under 2015 Stock Plan.
(d)(3)	Science 37 Holdings, Inc. 2021 Incentive Award Plan (incorporated herein by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 (File No. 333-262610) filed on February 10, 2022).
(d)(4)	Form of Option Agreement under 2021 Incentive Award Plan (incorporated herein by reference to Exhibit 10.14 of the Company’s Current Report on Form 8-K filed on October 13, 2021).
(d)(5)	Form of PIPE Subscription Agreement, dated May 6, 2021 (incorporated herein by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on May 7, 2021).
(d)(6)	Amended and Restated Registration Rights Agreement, dated October 6, 2021, by and among the Company and certain stockholders (incorporated herein by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-1 (File No. 333-260828) filed on November 5, 2021).
(d)(7)	Director Nomination Agreement, by and among LifeSci Acquisition II Corp., LifeSci Holdings LLC, Science 37, Inc. and the stockholders party thereto (incorporated herein by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-1 (File No. 333-260828) filed on November 5, 2021).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2023	SCIENCE 37 HOLDINGS, INC.

	By:	/s/ Christine Pellizzari
	Name:	Christine Pellizzari
	Title:	Chief Legal and Human Resources Officer